FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MAY 14, 2007

BAYTEX ENERGY TRUST ANNUAL & SPECIAL MEETING ON MAY 17, 2007

Calgary, Alberta (May 14, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) will be holding its Annual and Special Meeting on May 17, 2007 at the Petroleum Club, Devonian Room, 319 - 5th Avenue S.W., Calgary, Alberta, commencing at 3:00 p.m. MST.

A live webcast of the meeting and presentation slides will be available on the Baytex Energy Trust website at www.baytex.ab.ca, and an archive of the event will be available following the meeting.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca